                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       Information to be Included in Statements Filed Pursuant to 13d-1(a)
                and Amendments Thereto Filed Pursuant to 13d-2(a)
                               (Amendment No. 3)*


                         ITT Educational Services, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   45068B 10 9
                                 (CUSIP Number)

                              Thomas C. Janson, Jr.
             Executive Vice President, General Counsel and Secretary
                    Starwood Hotels & Resorts Worldwide, Inc.
              777 Westchester Avenue, White Plains, New York 10604
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 1, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following page)


                               (Page 1 of 6 Pages)

                                  SCHEDULE 13D

CUSIP NO. 45068B 10 9                                          PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Starwood Hotels & Resorts Worldwide, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER -
        NUMBER OF
         SHARES                  -0-
      BENEFICIALLY         -----------------------------------------------------
        OWNED BY            8    SHARED VOTING POWER
          EACH
        REPORTING                -0-
         PERSON            -----------------------------------------------------
          WITH              9    SOLE DISPOSITIVE POWER

                                 -0-
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 45068B 10 9                                          PAGE 3 OF 6 PAGES

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ITT Corporation
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER
        NUMBER OF
         SHARES                  -0-
      BENEFICIALLY         -----------------------------------------------------
        OWNED BY            8    SHARED VOTING POWER
          EACH
        REPORTING                -0-
         PERSON            -----------------------------------------------------
          WITH              9    SOLE DISPOSITIVE POWER

                                 -0-
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13D
Issuer:  ITT Educational Services, Inc.
Page 4 of 6


      Starwood Hotels & Resorts Worldwide, Inc. and ITT Corporation hereby amend and supplement their statement on Schedule 13D relating to the common stock, par value $.01 per share ("ESI Common Stock"), of ITT Educational Services, Inc., a Delaware corporation ("ESI"), as originally filed with the Securities and Exchange Commission (the "Commission") on March 5, 1998, as amended by Amendment No. 1 thereto, filed with the Commission on June 29, 1998, and Amendment No. 2 thereto, filed with the Commission on December 22, 1998. This is a final amendment. This Schedule 13D of Starwood Hotels & Resorts Worldwide, Inc. and ITT Corporation is hereinafter referred to as the "Statement." ITT Corporation previously reported its ownership in the securities covered by this Statement on its statement on Schedule 13D originally filed with the Commission on October 17, 1995, as amended by Amendment No. 1 thereto, filed with the Commission on March 17, 1997, Amendment No. 2 thereto, filed with the Commission on July 23, 1997, and Amendment No. 3 thereto, filed with the Commission on November 19, 1997.

      On February 23, 1998, Chess Acquisition Corp., a subsidiary of Starwood Hotels & Resorts Worldwide, Inc. ("Merger Sub"), merged with ITT Corporation (the "Merger") pursuant to an Amended and Restated Agreement and Plan of Merger dated as of November 12, 1997 among Starwood Hotels & Resorts Worldwide, Inc., Merger Sub, Starwood Hotels & Resorts and ITT Corporation. As a result of the Merger, Starwood Hotels & Resorts Worldwide, Inc. became the beneficial owner of the 22,500,000 shares of ESI Common Stock then held by ITT Corporation.

      On June 9, 1998, ITT Corporation sold 13,050,000 shares of ESI Common Stock in a public offering.

ITEM 2 IDENTITY AND BACKGROUND.

      Item 2 of the Statement is hereby amended to read in its entirety as follows:

      "The persons filing this statement are (1) Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "Corporation"), whose principal business office is located at 777 Westchester Avenue, White Plains, NY 10604 and
(2) ITT Corporation, a Nevada corporation and a subsidiary of the Corporation ("ITT"), whose principal business office is also located at 777 Westchester Avenue, White Plains, NY 10604. The Corporation is a hotel management and operating company, whose shares of common stock trade together as a unit with Class B Shares of beneficial interest of Starwood Hotels & Resorts, a Maryland real estate investment trust (the "Trust" and, together with the Corporation, "Starwood Hotels"). Prior to January 6, 1999, the shares of common stock of the Corporation were paired with and traded together as a unit with the common shares of beneficial of the Trust (together, "Paired Shares"). The Corporation leases properties from the Trust and operates them directly, through its subsidiaries or through third party management companies. The information with respect to the directors and executive officers of the Corporation is set forth on Appendix A attached hereto, and incorporated herein by reference. The information with respect to the directors and executive officers of ITT is set forth on Appendix B attached hereto, and incorporated herein by reference.

      Neither the Corporation nor ITT has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, nor, to the knowledge of the Corporation and ITT, has anyone listed in the attached Appendices A and B been convicted in such a proceeding.

      To the knowledge of the Corporation and ITT, during the past five years, none of the Corporation, ITT or any of the persons listed on the attached Appendices A and B was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

ITEM 4. PURPOSE OF TRANSACTION.

      Item 4 of the Statement is hereby amended to read in its entirety as follows:

      "As a result of the Merger, the Corporation became the beneficial owner of the 22,500,000 shares of ESI Common Stock held by ITT. The Corporation has previously announced that it is exploring a range of disposition strategies for ESI. To that end, on February 13, 1998, ESI filed with the Commission a registration statement on Form S-3 (as amended, the "Registration Statement") for an underwritten public offering of 11,000,000 shares of the ESI Common Stock held by ITT. The number of shares to be offered was subsequently increased to 11,350,000. The Registration Statement also covered

Schedule 13D
Issuer:  ITT Educational Services, Inc.
Page 5 of 6


an additional 1,700,000 shares of the ESI Common Stock held by ITT to cover over-allotments, if any. The Commission declared the Registration Statement effective on June 3, 1998, and on June 9, 1998, the Corporation closed the sale (the "Sale") of the 11,350,000 shares of ESI Common Stock and the 1,700,000 shares subject to the over-allotment (a total of 13,050,000 shares of ESI Common Stock).

     On December 18, 1998, ESI filed a registration statement (the "Second Registration Statement") for the underwritten public offering (the "Public Offering") by ITT of 7,000,000 shares of ESI Common Stock. The registration statement also included up to an additional 950,000 shares to cover over-allotments, if any. In addition, ESI and ITT entered into a Stock Repurchase Agreement dated as of December 18, 1998 (the "Stock Repurchase Agreement"), pursuant to which ESI agreed to repurchase (the "Stock Repurchase") from ITT 1,500,000 shares of ESI Common Stock at a price equal to the lesser of
(1) the public offering price per share, less underwriting discounts and commissions and (2) $32.84 per share. The Commission declared the Second Registration Statement effective on January 26, 1999, and on February 1, 1999, the Corporation and ITT closed the sale of the 7,000,000 shares of ESI Common Stock and the 950,000 shares subject to the over-allotment at a price per share of $32.73 (net of understanding discounts and commissions). ITT and ESI closed the Stock Repurchase, at a price per share of $32.73, simultaneously with the closing of the Public Offering. Accordingly, ITT no longer owns any shares of ESI Common Stock.

      At the time the Merger was consummated, four of the ten members of the Board of Directors of ESI (the "ESI Board") resigned, effective February 23, 1998. On February 25, 1998, the remaining members of the ESI Board elected Tony Coelho, Robin Josephs, Merrick R. Kleeman and Barry S. Sternlicht to fill the vacancies created by the foregoing resignations and to serve as directors of ESI for terms expiring at the 2000, 1999, 2000 and 1998 Annual Meetings of stockholders of ESI, respectively, and until such director's successor is duly elected and qualified. Mr. Sternlicht was re-elected as a director at ESI's 1998 Annual Meeting of Shareholders for a term expiring at the 2001 Annual Meeting of Shareholders.

      A Stockholder Agreement (the "Stockholder Agreement") dated June 3, 1998 between ITT and ESI, among other things, provides that (a) the authorized number of directors on the ESI Board shall not exceed 10, (b) the authorized number of classes of directors of the ESI Board shall not exceed three, (c) in connection with each annual meeting of ESI's shareholders the ESI Board shall nominate and recommend such number of persons (rounded up to the next whole number but not to exceed four) designated by ITT to be elected to the ESI Board so that the total number of ITT designees on the ESI Board is in relative proportion to the percentage of the outstanding shares of ESI Common Stock held by ITT and its affiliates (collectively, the "ITT Group") and (d) the membership of the standing Nominating Committee of the ESI Board shall be limited to four members, two of whom must be directors who are ITT designees until the number of ITT designees on the ESI Board is two, in which event only one ITT designated director must be on the Nominating Committee, and if there is one ITT designee on the ESI Board, such designee is not required to be on the Nominating Committee (collectively, the "Board Rights"). The Stockholder Agreement also provides that the Board Rights shall terminate when the ITT Group holds less than 7.5% of the outstanding shares of ESI Common Stock. The ITT Group now holds less than 7.5% of the outstanding shares of ESI Common Stock.

      Effective with the closing of the Public Offering and the Stock Repurchase, the ITT designees on the ESI Board, Mr. Coelho, Ms. Josephs, Mr. Kleeman and Mr. Sternlicht, resigned from the ESI Board."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 of the Statement is hereby amended to read in its entirety as follows:

      "ITT owns no shares (0.0%) of ESI Common Stock. The Corporation is not the record owner of any of ESI's capital stock.

      Other than the sales pursuant to the Public Offering and the Stock Repurchase as described in Item 4, which description is incorporated by reference in this Item, there have been no transactions by ITT or the Corporation in the securities of ESI during the past sixty days.

      To the knowledge of ITT and the Corporation, no executive officer or director of ITT or the Corporation, except as indicated on Appendices A and B,
(a) owns any shares of ESI Common Stock; (b) has a right to acquire shares of ESI Common Stock; or (c) has engaged in any transaction in ESI Common Stock during the past sixty days."

Schedule 13D
Issuer:  ITT Educational Services, Inc.
Page 6 of 6


                                   * * * * * *

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 3, 1999.

STARWOOD HOTELS & RESORTS               ITT CORPORATION
      WORLDWIDE, INC.



By: /s/ Thomas C. Janson, Jr.           By: /s/ James P. Gallagher
    --------------------------------        --------------------------------
    Name: Thomas C. Janson, Jr.             Name: James P. Gallagher
    Title: Executive Vice President,        Title: Vice President
           General Counsel and Secretary

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 1 of 6 of Appendix A


Appendix A of the Statement is hereby amended and supplemented by deleting it in its entirety and substituting the following:


                                   APPENDIX A

               DIRECTORS AND EXECUTIVE OFFICERS OF THE CORPORATION


(I)      (a)   Name:

               Brenda C. Barnes (Director)

         (b)   Residence Address:

               4230 Palmer Drive
               Naperville, Illinois  60564

         (c)   Present Principal Occupation or Employment:

               Member of the Boards of Directors of The New York Times Company, 229 West 43rd Street, New York, New York 10036; Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois 60179; Avon Products, Inc., 1345 Avenue of the Americas, New York, New York 10105; and the Corporation.

         (d)   Citizenship:

               United States

(II)     (a)   Name:

               Juergen Bartels (Director)

         (b)   Business Address:

               Starwood Hotels & Resorts Worldwide, Inc.
               777 Westchester Avenue
               White Plains, New York 10604

         (c)   Present Principal Occupation or Employment:

               Chief Executive Officer of the Hotel Group of the Corporation

         (d)   Citizenship:

               Germany

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 2 of 6 of Appendix A


(III)    (a)   Name:

               Jonathan D. Eilian (Director)

         (b)   Business Address:

               Starwood Capital Group, L.L.C.
               Three Pickwick Plaza, Suite 250
               Greenwich, Connecticut 06830

         (c)   Present Principal Occupation or Employment:

               Managing Director of Starwood Capital Group, L.L.C.

         (d)   Citizenship:

               United States


(IV)      (a)   Name:

               Graeme W. Henderson (Director)

         (b)   Residence Address:

               1777 La Cresta Drive
               Pasadena, California 91103

         (c)   Present Principal Occupation or Employment:

               Private Investor

         (d)   Citizenship:

               United States

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 3 of 6 of Appendix A


(V)      (a)   Name:

               Earle F. Jones (Director)

         (b)   Business Address:

               MMI Hotel Group
               1000 Red Fern Place
               Flowood, Mississippi 39208

         (c)   Present Principal Occupation or Employment:

               Co-Chairman of MMI Hotel Group/Dining Systems, a hotel company

         (d)   Citizenship:

               United States

(VI)     (a)   Name:

               Michael A. Leven (Director)

         (b)   Business Address:

               U.S. Franchise Systems, Inc.
               13 Corporate Square, Suite 250
               Atlanta, Georgia 30329

         (c)   Present Principal Occupation or Employment:

               Chairman of the Board, President and Chief Executive Officer of U.S. Franchise Systems, a hotel franchising and development company

         (d)   Citizenship:

               United States

(VII)    (a)   Name:

               Daniel H. Stern (Director)

         (b)   Business Address:

               Reservoir Capital Group, L. L.C.
               153 East 53rd Street, 43rd Floor
               New York, New York 10022

         (c)   Present Principal Occupation or Employment:

               President of Reservoir Capital Group, L.L.C., a New York based investment management firm

         (d)   Citizenship:

               United States

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 4 of 6 of Appendix A


(VIII)   (a)   Name:

               Barry S. Sternlicht (Chairman of the Board and Executive Officer)

         (b)   Business Address:

               Starwood Capital Group, L.L.C.
               Three Pickwick Plaza, Suite 250
               Greenwich, Connecticut 06830

         (c)   Present Principal Occupation or Employment:

               Chairman and Chief Executive Officer of the Trust and Chairman of the Board of Directors of the Corporation; General Manager of Starwood Capital Group, L.L.C. and President and Chief Executive Officer of Starwood Capital Group, L.P.

         (d)   Citizenship

               United States

         (e)   Ownership of ESI Common Stock

               Mr. Sternlicht sold 2,000 shares of ESI Common Stock on February 19, 1999, at a price per share of $34.37, in a transaction effected on the New York Stock Exchange. Mr. Sternlicht is no longer the beneficial owner of any shares of ESI Common Stock.

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 5 of 6 of Appendix A


(IX)     (a)   Name:

               Daniel W. Yih (Director)

         (b)   Business Address:

               c/o Chilmark Partners
               875 North Michigan Avenue, #2100
               Chicago, Illinois 60611

         (c)   Present Principal Occupation or Employment:

               General Partner of Chilmark Partners, L.P., an investment firm

         (d)   Citizenship:

               United States

(X)      (a)   Name:

               Susan Bolger (Executive Officer)

         (b)   Business Address:

               Starwood Hotels & Resorts Worldwide, Inc.
               777 Westchester Avenue
               White Plains, New York 10604

         (c)   Present Principal Occupation or Employment:

               Executive Vice President, Human Resources of the Corporation

         (d)   Citizenship:

               United States

(XI)     (a)   Name:

               Ronald C. Brown  (Executive Officer)

         (b)   Business Address:

               Starwood Hotels & Resorts Worldwide, Inc.
               2231 East Camelback Road, Suite 400
               Phoenix, Arizona 85016

         (c)   Present Principal Occupation or Employment:

               Executive Vice President and Chief Financial Officer of the Corporation

         (d)   Citizenship:

               Canada

Schedule 13D
Issuer:  ITT Educational Services, Inc.
Page 6 of 6 of Appendix A


(XII)    (a)   Name:

               Thomas C. Janson, Jr. (Executive Officer)

         (b)   Business Address:

               Starwood Hotels & Resorts Worldwide, Inc.
               777 Westchester Avenue
               White Plains, New York 10604

         (c)   Present Principal Occupation or Employment:

               Executive Vice President, General Counsel and Secretary

         (d)   Citizenship:

               United States

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 1 of 1 of Appendix B


Appendix B of the Statement is hereby amended and supplemented by deleting it in its entirety and substituting the following:

                                   APPENDIX B

                     DIRECTORS AND EXECUTIVE OFFICERS OF ITT


(I)      (a)   Name:

               Peter G. Boynton (Director and Executive Officer)

         (b)   Business Address:

               Caesars World, Inc.
               3800 Howard Hughes Parkway
               Suite 1600
               Las Vegas, Nevada 89109

         (c)   Present Principal Occupation or Employment:

               Chairman and Chief Executive Officer of Caesars World, Inc., a subsidiary of ITT

         (d)   Citizenship:

               United States


(II)     (a)   Name:

               Barry S. Sternlicht (Director)

         (b)   Business Address:

               Starwood Capital Group, L.L.C.
               Three Pickwick Plaza, Suite 250
               Greenwich, Connecticut 06830

         (c)   Present Principal Occupation or Employment:

               Chairman and Chief Executive Officer of the Trust and Chairman of the Board of Directors of the Corporation; General Manager of Starwood Capital Group, L.L.C. and President and Chief Executive Officer of Starwood Capital Group, L.P.

         (d)   Citizenship

               United States

         (e)   Ownership of ESI Common Stock

               Mr. Sternlicht is the beneficial owner of 2,000 shares of ESI Common Stock.